UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

L Brands, Inc.
(Name of Issuer)
Common Stock, $0.50 par value per share
(Title of Class of Securities)
501797104
(CUSIP Number)
April 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501797104
(1) Name of Reporting Persons
Melvin Capital Management LP
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, USA
Number of Shares	(5) Sole Voting Power:	0
Beneficially Owned	(6) Shared Voting Power:	20,000,000*
By Each Reporting	(7) Sole Dispositive Power:	0
Person With	(8) Shared Dispositive Power:	20,000,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
20,000,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
(11) Percent of Class Represented by Amount in Row (9)
7.2%
(12) Type of Reporting Person (See Instructions)
IA

* See Item 4 for additional information.

CUSIP No. 501797104
(1) Name of Reporting Persons
Melvin Capital Master Fund Ltd
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares	(5) Sole Voting Power:	0
Beneficially Owned	(6) Shared Voting Power:	14,849,519*
By Each Reporting	(7) Sole Dispositive Power:	0
Person With	(8) Shared Dispositive Power:	14,849,519*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
14,849,519*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.4%
(12) Type of Reporting Person (See Instructions)
CO

* See Item 4 for additional information.

Item 1(a). Name Of Issuer:
L Brands, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
Three Limited Parkway Columbus, OH 43230
Item 2(a, b, c). Name of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Melvin Capital Management LP, a Delaware limited partnership (the “Firm”) and Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”). The address for the Firm and Melvin Master is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2(d). Title of Class of Securities:
Common Stock, $0.50 par value per share (the “Common Stock”)
Item 2(e). CUSIP No.:
501797104

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership:

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned:	20,000,000*
(b) Percent of Class:	7.2%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	20,000,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	20,000,000*

As reported in the cover pages to this report, the ownership information with respect to Melvin Master is as follows:
(a) Amount Beneficially Owned:	14,849,519*
(b) Percent of Class:	5.4%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	14,849,519*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	14,849,519*

*        The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”), and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”). As of April 1, 2020, the Firm may be deemed to beneficially own an aggregate of 20,000,000 shares of Common Stock of the Issuer consisting of (i) 10,388,919 shares of Common Stock and call options to purchase up to 4,460,600 shares of Common Stock held by Melvin Master, (ii) 1,218,859 shares of Common Stock and call options to purchase up to 517,300 shares of Common Stock held by Melvin Onshore and (iii) 2,392,222 shares of Common Stock and call options to purchase up to 1,022,100 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 276,533,315 shares of Common Stock issued and outstanding as of March 20, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

Melvin Capital Management LP

	By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer

Melvin Capital Master Fund Ltd

By:	/s/ Evan Cohen
Evan Cohen, Chief Compliance Officer

Attention:  Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 6, 2020

Melvin Capital Management LP

By:     /s/ Evan Cohen

          Evan Cohen, Chief Compliance Officer

Melvin Capital Master Fund Ltd

By:     /s/ Evan Cohen

          Evan Cohen, Chief Compliance Officer